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                                                                  Exhibit 1
               [LETTERHEAD OF AMERICAN BANKNOTE CORPORATION]



                                  March 22, 1996






     Mr. Robert A. Samans
     Chairman and CEO
     Scanforms, Inc.
     181 Rittenhouse Circle
     Bristol, PA  19007-0602

     Dear Mr. Samans:

               We have been following with interest the proposed merger transaction between the management group led by you and Scanforms, which would result in the Company's public shareholders receiving $3.60 for each of their Scanforms' shares.

               I am pleased to inform you that we are filing a statement on
     Schedule 13-D with the Securities and Exchange Commission today announcing our acquisition of approximately 5.3% of the outstanding Scanforms shares. In our statement, we describe our potential interest in Scanforms, including the possibility of our making a proposal relating to a merger transaction between American Banknote and Scanforms. Based upon our preliminary valuation of the Company, your shareholders would receive greater value in a transaction with American Banknote than they would pursuant to your management buyout.


               As you can appreciate, before we can be in a position to make a definitive proposal, we would need to perform a more detailed due diligence review of the Company than that possible from publicly-available information. Accordingly, we are requesting that we be supplied with the same financial and other information made available by your group and the Company to the group's potential lending sources. We would naturally agree to execute a customary confidentiality agreement with respect to the confidential information supplied to us.



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     Mr. Robert A. Samans
     March 22, 1996
     Page Two

               As you can appreciate, time is of the essence with respect to the matters described herein and I look forward to hearing from you as soon as possible. We are available at your convenience should you wish to discuss our interest in Scanforms.


                                   Very truly yours,

                                   /s/Morris Weissman



     MW:jh


     cc:  Sebastian A. Carcioppolo
          Joel Jacks


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